2728 N. Harwood Street	214.745.5400 office
Suite 500	214.745.5390 fax
Dallas, TX 75201	winstead.com

January 15, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phunware, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for the Quarter Ended September 30, 2024 Response dated December 18, 2024
File No. 001-37862

Ladies and Gentlemen:

On behalf of Phunware, Inc. (the “Company”), we hereby provide the following responses to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 30, 2024, relating to the above-referenced Annual Report on Form 10-K (the “Annual Report”) and Quarterly Report on Form 10-Q (the “Quarterly Report”). The Company is concurrently filing an Amendment No. 1 to the Quarterly Report (the “Quarterly Report Amendment”), which includes changes in response to the Staff’s comments. Capitalized terms used but not defined herein have the meanings ascribed to them in the Quarterly Report. For the Staff’s convenience, we have recited the comments in the Staff’s letter below in italics, and set forth the Company’s responses in regular font immediately thereafter.

Quarterly Report on Form 10-Q

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

1.
We note your responses to prior comment 2 and 3. Because of your emphasis on the importance of AI technology to the growth of the business in the future, you should amend the “Overview” section in your September 30, 2024 to include the detail of your application of AI technology to your business as outlined in your supplemental responses.

Response: The Company has filed the above-referenced Quarterly Report Amendment which amends and restates its disclosures in Part I Item II “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Quarterly Report to include detail of the Company’s application of AI technology in its business as outlined in the Company’s supplemental responses.

Risk Factors, page 29

2.
We note your response to prior comment 6. However, based upon your furnished disclosures in the two October 16, 2024 Forms 8-K filed prior to your September 30, 2024 Form 10-Q, which included a letter to shareholders and an investor presentation, both touting the development of your new generative AI-based strategy, we believe that a risk factor addressing the risks specific to your use of, and reliance upon, artificial intelligence technology in your September 30, 2024 Form 10-Q is appropriate. Please amend your Form 10-Q to include such a risk factor.

Response: The Company has filed the above-referenced Quarterly Report Amendment which amends and restates its disclosures in Part II Item 1A “Risk Factors” of the Quarterly Report to include a risk factor addressing the risks specific to the Company’s use of, and reliance upon, artificial intelligence technology.

Please be advised that Troy Reisner no longer serves as the Chief Financial Officer of the Company and future correspondence should be directed to the attention of Stephen Chen [schen@phunware.com], Chief Executive Officer and Chris Olive [colive@phunware.com], Chief Legal Officer. If you have any additional questions regarding the above, please contact me by phone at (214) 745-5394 or e-mail at jmcphaul@winstead.com.

Sincerely,

/s/ Jeffrey M. McPhaul
Jeffrey M. McPhaul

Cc:	Stephen Chen (Chief Executive Officer, Phunware, Inc.)
Chris Olive (Chief Legal Officer, Phunware, Inc.)